November 14, 2011

VIA E-MAIL
AND FIRST CLASS MAIL

Michael Clampitt, Esq.
Senior Counsel
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Chino Commercial Bancorp
Registration Statement on Form S-1
Filed September 16, 2011
File No. 333-176882

Dear Mr. Clampitt:

We are in receipt of your letter dated October 11, providing comments on the referenced filings.  We appreciate your assistance in enhancing our disclosures and ensuring full compliance with disclosure requirements.

Our responses to each of your comments are as follows:

Registration Statement on Form S-1

Recent Developments

Regulatory Matters, page 12

1.
We note that the Bank Board and Management believe that the Bank is currently in “substantial compliance” with the terms of the formal written agreement with the OCC.  Please revise to explain in some detail what you mean by this.

Response

We have decided to eliminate the “substantial compliance” concept from the disclosure and instead to provide a more detailed section by section response on compliance items per your comment No. 3 addressed below.

2.	Please file the written agreement as an exhibit to the registration statement.

Michael Clampitt, Esq.
November 14, 2011

Response

The written agreement is referenced as Exhibit 10.14 to Amendment No. 1 to the Form S-1 filed today (“Amendment No. 1”) and incorporated by reference from the Current Report on Form 8-K filed on April 15, 2011.

3.
Please revise to disclose in greater detail all material actions you have taken in response to the written agreement and the MOU to date. Confirm that you will revise any amendments to the registration statement to update this information, as necessary.

Response

The registration statement has been amended to supply the additional details requested.  We have included a brief summary of the actions taken to comply with the Formal Agreement and MOU on page 12 of the Summary, and a more detailed description beginning on Page 36 in the new section entitled “Regulatory Matters.”

We confirm that we will revise any amendments to the registration statement to update this information, as necessary.

Terms of the Offering, page 28

4.	Please revise to clarify whether existing shareholders who own less than ten shares are eligible to participate in the offering. Distribution to Existing Shareholders, page 29.

Response

Shareholders who own less than ten shares will not be eligible to participate in the offering.  This has been clarified on pages 4, 14 and 28 of the prospectus included in Amendment No. 1.

Distribution to Existing Shareholders, page 29

5.
Please revise the penultimate paragraph on page 29 to disclose, in aggregate, the current number and percentage of shares held by your directors and officers, their ownership level given known current intent and the maximum level that they could own after the offering.  Also address the effect of such levels of ownership on their control of the Company, if material.

Response

The paragraph on page 29 has been revised as indicated.  The exact number of shares will not be known prior to pricing, but the effect of such levels of ownership on their control of the Company is not material.

Michael Clampitt, Esq.
November 14, 2011

Part II.

Item 16. Exhibits

6.
We are unable to locate certain footnotes to the Exhibits index.  For example, Exhibit 3.1 references footnote 16 and Exhibit 10.8 references footnote 19.  These are only examples.  Please revise as appropriate.

Response

The footnote references in Amendment No. 1 have been corrected.

Item 17. Undertakings

7.	Please revise to include the undertaking in paragraph (c) of Item 512 of Regulation S-K.

Response

The Item 512(c) undertakings are included in Amendment No. 1.

Signatures

8.	Form S-1 must be signed by the Principal Financial Officer and the Controller or Principal Accounting Officer. Please identify the person signing in each capacity. See Instruction 1 to Form S-1.

Response

Amendment No. 1 has been signed by the Principal Financial Officer and Principal Accounting Officer as well as by the additional required signatories either by actual signature or in accordance with the previously filed Power of Attorney.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Michael Clampitt, Esq.
November 14, 2011

Should you have additional questions or comments, please feel free to contact me at (909-393-8880).

Sincerely, /s/ Dann H. Bowman Dann H. Bowman President and Chief Executive Officer

cc:           Nikki Wolontis, Esq.